Exhibit 99.1

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2017

INTEC PHARMA LTD.

CONDENSED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

JUNE 30, 2017

TABLE OF CONTENTS

Page
CONDENSED UNAUDITED FINANCIAL STATEMENTS – IN U.S. DOLLARS IN THOUSANDS ($):
Statements of Financial Position	2
Statements of Comprehensive Loss	3
Statements of Changes in Equity	4
Statements of Cash Flows	5-6
Notes to the Condensed interim Financial Statements	7-11

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31, 2016	June 30, 2017
	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	16,376	16,062
Financial assets at fair value through profit or loss	1,852	1,806
Restricted bank deposits	62	69
Other receivables	2,384	1,326
	20,674	19,263
NON-CURRENT ASSETS -
Property and equipment	4,047	5,354
TOTAL ASSETS	24,721	24,617

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	1,152	888
Other	768	2,128
	1,920	3,016
NON-CURRENT LIABILITIES -
Derivative financial instruments	97	17
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	2,017	3,033

EQUITY:
Ordinary shares	727	727
Share premium	84,980	94,505
Currency translation differences	(378)	(378)
Accumulated deficit	(62,625)	(73,270)
TOTAL EQUITY	22,704	21,584
TOTAL LIABILITIES AND EQUITY	24,721	24,617

The accompanying notes are an integral part of these condensed financial statements.

2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2017	2016	2017
	U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	(3,524)	(5,621)	(7,664)	(9,538)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	2,241	-	2,241	-
RESEARCH AND DEVELOPMENT EXPENSES, net	(1,283)	(5,621)	(5,423)	(9,538)
GENERAL AND ADMINISTRATIVE EXPENSES	(756)	(1,075)	(1,515)	(2,086)
OTHER GAINS (LOSSES), net	(34)	75	30	171
OPERATING LOSS	(2,073)	(6,621)	(6,908)	(11,453)
FINANCIAL INCOME	97	104	473	258
FINANCIAL EXPENSES	(35)	(4)	(9)	(10)
FINANCIAL INCOME (EXPENSES), net	62	100	464	248
LOSS AND COMPREHENSIVE LOSS	(2,011)	(6,521)	(6,444)	(11,205)
	$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(0.18)	(0.47)	(0.56)	(0.88)

The accompanying notes are an integral part of these condensed financial statements.

3

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Currency translation differences	Accumulated deficit	Total
		U.S. dollars in thousands

BALANCE AT JANUARY 1, 2016	11,448,191	727	84,980	(378)	(49,799)	35,530
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2016:
Share-based compensation					150	150
Comprehensive loss					(6,444)	(6,444)
BALANCE AT JUNE 30, 2016	11,448,191	727	84,980	(378)	(56,093)	29,236
BALANCE AT JANUARY 1, 2017	11,448,191	727	84,980	(378)	(62,625)	22,704
CHANGES IN THE SIX MONTH PERIOD ENDED JUNE 30, 2017:
Proceeds of issuance shares, net of issuance costs	2,289,638		9,525			9,525
Share-based compensation					560	560
Exercise of options by employees and service providers	377		*			*
Comprehensive loss					(11,205)	(11,205)
BALANCE AT JUNE 30, 2017	13,738,206	727	94,505	(378)	(73,270)	21,584

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the financial statements.

4

(Continued) - 1

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2016	2017
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	(6,444)	(11,205)
Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities (see appendix A)	(2,918)	2,677
Net cash used in operating activities	(9,362)	(8,528)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(55)	(1,636)
Proceeds from disposal of financial assets at fair value through profit or loss, net	129	219
Proceeds from sale of property and equipment	-	7
Net cash provided by (used in) investing activities	74	(1,410)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	-	9,525
Exercise of options by employees and service providers	-	*
Net cash provided by financing activities	-	9,525
DECREASE IN CASH AND CASH EQUIVALENTS	(9,288)	(413)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	23,649	16,376
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	93	99
CASH AND CASH EQUIVALENTS - END OF PERIOD	14,454	16,062

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the financial statements

5

(Concluded) - 2

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2016	2017
	U.S. dollars in thousands

APPENDIX A:

Adjustments to reconcile loss and comprehensive loss to net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation	356	400
Changes in the fair value of derivative financial instruments	(217)	(80)
Exchange differences on cash and cash equivalents	(93)	(99)
Exchange differences on restricted deposits	-	(7)
Gains on financial assets at fair value through profit or loss	(30)	(173)
Loss on sale of property and equipment	-	2
Share-based compensation to employees and service providers	150	560
	166	603
Changes in operating asset and liability items:
Decrease (increase) in other receivables	(3,118)	1,058
Increase in accounts payable and accruals	34	1,016
	(3,084)	2,074
	(2,918)	2,677
APPENDIX B:

Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase		80
Supplementary information to the statement of cash flows -
Interest received	109	73

The accompanying notes are an integral part of the financial statements.

6

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General:

1)	Intec Pharma Ltd. (the “Company”) is engaged in the development of proprietary technology, which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

The Company’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. (“TASE”) and on the NASDAQ Capital Market (“NASDAQ”).

2)	The Company is engaged in research and development activities and has not yet generated revenues from its operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of June 30, 2017 the cumulative losses of the Company were approximately $ 73 million. Management expects that the Company will continue to incur losses from its operations in the foreseeable future, which will result in negative cash flows from operating activities. Company management believes that, without further fund raising, it will not have sufficient working capital to enable it to continue advancing its activities, including the development of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to fund its future operations through submission of applications for grants from governmental authorities and private funds, license agreements with third parties and raising capital from the public and/or private investors and/or institutional investors. The Company's current cash resources are not sufficient to complete the research and development of all of its products. The Company will need to raise additional capital in order to complete its Phase III clinical trial for AP-CDLD and its continued development. There is no assurance however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its products. If the Company is unsuccessful in securing sufficient financing, it may need to curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In March 2017, the Company raised approximately $9.5 million, net of issuance costs of $0.5 million, in a private placement to several investors, for details see note 6a.

b.	Approval of financial statements

These condensed interim financial statements were approved by the Board of Directors on August 9, 2017.

7

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of June 30, 2017 and for the three and six months then ended (the “condensed interim financial statements”) have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting” (“IAS 34”). These condensed interim financial statements, which are unaudited, do not include all disclosures necessary for a complete statement of financial position, results of operations, and cash flow in conformity with International Financial Reporting Standards (“IFRS”). The condensed interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016 and for the year then ended.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES

As part of the preparation of the condensed interim financial statements, Company management is required to make estimates that affect the value of assets, liabilities, income, expenses and certain disclosures included in the Company’s condensed interim financial statements. By their very nature, such estimates are subjective and complex and consequently may differ from actual results.

The critical accounting estimates applied in the preparation of the condensed interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016.

NOTE 5 - FINANCIAL INSTRUMENTS:

a.	As of June 30, 2017 and as of December 31, 2016, the Company holds financial assets at fair value through profit and loss in an amount of approximately $ 1.8 million and $ 1.9 million, respectively, which are included in Level 1.

b.	The fair value of restricted bank deposits, other receivables and other payables which constitute financial assets and financial liabilities, approximates their carrying amount.

c.	As of June 30, 2017 and as of December 31, 2016, there is a noncurrent liability in respect of derivative financial instruments which amounted to approximately $17 thousand and $97 thousand, respectively, which are included in Level 3.

During the three and six months ended June 30, 2017, the changes in derivative financial instruments (Level 3) arose from changes in fair value which were recorded in the statement of comprehensive loss as financial income (expenses).

8

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (continued):

The derivative financial instruments include warrants exercisable into 198,812 ordinary shares with no par value which were issued as part of the investment agreement signed in August 2013. The exercise price of each warrant is NIS 21.7 (as of June 30, 2017 approximately $6.21). These warrants will expire on September 17, 2017.

These warrants are measured at fair value using standard valuation technique for these types of instruments (Black-Scholes model).

NOTE 6 - EQUITY:

a.	On March 10, 2017, the Company entered into agreements for a private placement with several institutional and private investors, in accordance with which the Company allocated the offerees an overall quantity of 2,289,638 ordinary shares with no par value for gross proceeds of approximately $10 million (issuance expenses amounted to $0.5 million). The chairman of the Board of Directors and two other board members have participated in this private placement.

b.	On June 1, 2017, the Company’s General Meeting approved, further to a resolution adopted by the Board of Directors on April 6, 2017, effective April 10, 2017, the appointment and the compensation of the Vice Chairman of the Board (“Vice Chairman”). As part of his service agreement, a grant of 120,000 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $5.32. These options will vest in three equal annual tranches over a three-year period, subject to his continued service as a Board member at the time that each tranche vests. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $400 thousand.

In addition, as part of his service agreement, during the first nine-month period, starting May 1, 2017, the Vice Chairman will provide the Company further additional services. In connection with the additional services, a grant of 65,000 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $ 5.32. These options will vest in nine equal monthly tranches over a nine-month period, provided the Vice Chairman continues to provide the additional services at the time that each tranche vests. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $218 thousand. In the event the Company terminates the service agreement without a cause (as such term is defined under the Company's 2015 equity incentive plan), any vested option shall be exercisable for a period of 2-years from its grant date.

The fair value of the options at the date of grant was calculated on the basis of the Black-Scholes model. The assumptions used in calculating the fair value of the options granted are as follows:

Date of grant	The Company's ordinary share price	Expected annual volatility	Risk-free interest rate *	Expected life to exercise
		%	%	In years
June 2017	$5.60	46.63	2.16	10

*	The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

c.	During the six-month period ended June 30, 2017, options to purchase 111,655 ordinary shares granted to employees were forfeited or expired.

9

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 - PROPERTY AND EQUIPMENT

In April 2017, the Company engaged with an international manufacturer for ordering a large scale automated production line for manufacturing Accordion Pills in the amount of approximately € 7.5 million. The order covers engineering, manufacture and assembly of the automated production line. As of June 30, 2017 the Company had transferred the first instalment in the amount of approximately € 1.1 million (approximately $ 1.2 million) and recognized it as advances for property and equipment.

NOTE 8 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Key management includes members of the Board of Directors and the Chief Executive Officer.

a.	Transactions with related parties:

	Six months ended June 30		Three months ended June 30
	2016	2017	2016	2017
	U.S. dollars in thousands

Key management compensation expenses:
Salaries and short-term employee benefits	311	342	169	178
Long term employment benefits	22	22	13	11
Share-based compensation expenses	55	381	41	267
	388	745	223	456

b.	Balances with related parties:

	December 31,	June 30,
	2016	2017
	U.S. dollars in thousands
Statement of financial position items - current liabilities - Accounts payable and accruals - other	44	118

c.	On June 1, 2017, the Company’s General Meeting approved, further to a resolution adopted by the Board of Directors on April 6, 2017, effective April 10, 2017, the appointment and the compensation of the Vice Chairman. As part of his service agreement, subject to the Vice Chairman’s achievement of pre-set objectives set by the Board, the Vice Chairman will be entitled to a special one-time cash bonus in the amount of $ 300 thousand. In addition, a grant of 185,000 options was approved, for details see note 6b. On July 10, 2017 the Vice Chairman was appointed as the Company’s Chief Executive Officer. As of the date of approval of the financial statements, the terms of his employment have yet to be determined and will be subject to the approval of the General Meeting.

10

INTEC PHARMA LTD.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 9 - EVENT SUBSEQUENT TO JUNE 30, 2017:

On July 5, 2017, the Board of Directors approved a grant of 80,500 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of $5.46. The options will vest over a four-year period, with a quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $206 thousand.

In addition to this grant, the Board of Directors approved a grant of 315,000 options to management members and two directors, which serve in different positions in the Company. Each option will be exercisable into one ordinary share for an exercise price of $5.46. The options will vest over a three-year period, with a third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in eight equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $807 thousand. 130,000 options that were granted to two directors are subject to the approval of the General Meeting.

The fair value of the options at the date of grant was calculated on the basis of the Black-Scholes model. The assumptions used in calculating the fair value of the options granted are as follows:

Date of grant	The Company's ordinary share price	Expected annual volatility	Risk-free interest rate *	Expected life to exercise
		%	%	In years
July 2017	$5.35	46.04	1.41	7

*	The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

11